EXHIBIT 99.1

North American Construction Group Ltd. Announces Award of Gold Mine Construction Contract

ACHESON, Alberta, Oct. 22, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced the award of a major earthworks construction contract at a gold mining project in Northern Ontario.

The contract was awarded to a newly formed joint venture owned and operated equally by NACG and Nuna Group of Companies (“Nuna”). The award of this two-year project, valued at over $250 million, reflects the expertise and client trust Nuna has gained over its 27-year history. The scope will occur during the construction phase of the gold mine project and is expected to commence this quarter, ramp up through Q1 2021, achieve peak volumes in Q3 2021 and be completed in the fall of 2022.

Joe Lambert, President & Chief Operating Officer, stated: “We are pleased and proud of the combined NACG & Nuna team for achieving such a significant milestone in our economic growth plans. This record award demonstrates the revenue synergies and opportunities for growth and diversification that are possible through our ownership interest in Nuna.”

Miles Safranovich, President & Chief Operating Officer, Nuna Group of Companies, stated: “The award of this project, a result of a strong and integrated effort with NACG, further solidifies our strategy of taking Nuna’s unique brand of remote project development and sustained Indigenous engagement to major clients in eastern Canada.”

The bid process benefitted from the ownership structure by offering both an Indigenous contractor with extensive expertise in the harsh conditions of northern Canada together with the heavy equipment fleet and maintenance experience offered by NACG. As part of the contract award, Nuna and the joint venture have partnered with local communities which will participate directly in the project benefits received.

About the Nuna Group of Companies

Nuna is the largest Inuit-owned heavy civil construction, earthworks and mine construction contractor in Canada and maintains a Certificate of Inuit Firm Status. Nuna’s client base consists of resource companies whose projects span from smaller public and private civil projects to multi-national, full-scale projects. Nuna has a demonstrated commitment to hiring Indigenous and local people who live in the areas where it does business. Nuna is jointly owned in a 51-49 percentage by the Kitikmeot Corporation and North American Construction Group Ltd., respectively.

More information on Nuna: www.nunalogistics.com

About Kitikmeot Corporation
Kitikmeot Corporation (“KC”) is owned by the Kitikmeot Inuit Association (“KIA”). KC serves as the business arm of the KIA and is entrusted to pursue opportunities that build an economic base in the Kitikmeot region. Its primary focus is successful business development that collectively benefits KIA and the Inuit of the Kitikmeot region. KC is 100% Inuit-owned and contributes to the KIA through an annual dividend that is used for important social, cultural and training programs.

More information on KC: www.kitikmeotcorp.ca

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated values and schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.